Exhibit 21.3

RYERSON CANADA, INC.

Annual Report for the period ended December 31, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of

Ryerson Canada, Inc.

We have audited the accompanying consolidated balance sheets of Ryerson Canada, Inc. and Subsidiary Companies (“the Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows of the Company for each of the years in the three year period ended December 31, 2010. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
March 15, 2011	Licensed Public Accountants

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, expressed in US Dollars)

	Year Ended December 31,
	2010	2009	2008
Net sales	$384.8	$308.7	$553.3
Cost of materials sold	321.6	260.0	462.3

Gross profit	63.2	48.7	91.0
Warehousing, delivery, selling, general and administrative	60.0	52.5	61.8
Other postretirement benefits curtailment gain	—	(2.0)	—

Operating profit (loss)	3.2	(1.8)	29.2
Other expense:
Other income and (expense), net	(3.5)	(11.6)	—
Interest and other expense on debt	(0.9)	(0.9)	(0.9)
Interest income (expense) on related party loans, net	1.0	1.7	(0.4)

Income (loss) before income taxes	(0.2)	(12.6)	27.9
Provision (benefit) for income taxes	0.1	(1.4)	9.4

Net income (loss)	$(0.3)	$(11.2)	$18.5

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions, expressed in US Dollars)

	Year Ended December 31,
	2010	2009	2008
Operating Activities:
Net income (loss)	$(0.3)	$(11.2)	$18.5

Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Depreciation and amortization	2.1	1.1	1.2
Deferred income taxes	(0.2)	0.9	0.3
Provision for allowances, claims and doubtful accounts	0.1	0.2	0.5
Other postretirement benefits gain	—	(2.0)	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	(19.2)	24.8	22.2
Inventories	(1.8)	14.0	21.8
Related party receivable/payable	(1.1)	(2.3)	2.6
Other assets	1.6	(0.7)	(0.3)
Accounts payable	3.8	(4.4)	(13.3)
Accrued liabilities	1.3	(1.5)	(3.0)
Accrued taxes payable/receivable	5.1	(2.3)	(1.4)
Deferred employee benefit costs	0.3	(0.4)	(0.4)
Other items	(0.1)	—	(0.4)

Net adjustments	(8.1)	27.4	29.8

Net cash provided by (used in) operating activities	(8.4)	16.2	48.3

Investing Activities:
Capital expenditures	(4.0)	(1.9)	(1.3)
Proceeds from sales of property, plant and equipment	1.0	—	—
Loan to related parties	(35.0)	(240.0)	—
Loan repayment from related parties	—	240.0	30.0

Net cash provided by (used in) investing activities	(38.0)	(1.9)	28.7

Financing Activities:
Net decrease in book overdrafts	—	—	(5.3)
Repayment of related party borrowings	(10.0)	—	—

Net cash used in financing activities	(10.0)	—	(5.3)

Net increase (decrease) in cash and cash equivalents	(56.4)	14.3	71.7
Effect of exchange rate changes on cash and cash equivalents	4.3	9.4	(11.2)

Net change in cash and cash equivalents	(52.1)	23.7	60.5
Cash and cash equivalents—beginning of period	84.2	60.5	—

Cash and cash equivalents—end of period	$32.1	$84.2	$60.5

Supplemental Disclosures
Cash paid during the period for:
Interest paid to third parties	$0.7	$0.6	$0.6
Interest paid to (received from) related parties	0.3	(1.8)	0.8
Income taxes, net	(5.0)	(0.5)	9.8

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data, expressed in US Dollars)

	At December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$32.1	$84.2
Receivables less provision for allowances, claims and doubtful accounts of $0.8 in 2010 and $0.8 in 2009	61.3	39.4
Related party receivable (Note 12)	0.8	—
Related party note receivable (Note 12)	35.0	—
Inventories (Note 2)	60.3	55.6
Prepaid expenses and other assets	3.1	8.2

Total current assets	192.6	187.4
Property, plant and equipment, net of accumulated depreciation (Note 3)	43.2	40.0
Intangible assets (Note 4)	1.1	1.1
Goodwill (Note 5)	7.1	6.6
Deferred income taxes (Note 15)	3.8	3.4
Other assets	0.8	1.2

Total assets	$248.6	$239.7

Liabilities
Current liabilities:
Accounts payable	$16.5	$11.3
Related party payable (Note 12)	—	0.2
Accrued liabilities:
Salaries, wages and commissions	1.0	0.5
Other accrued liabilities	4.2	1.2
Current portion of deferred employee benefits	1.2	1.1

Total current liabilities	22.9	14.3
Related party long-term debt (Note 7)	—	10.0
Deferred employee benefits (Note 8)	24.2	21.9
Other noncurrent liabilities	0.2	1.3

Total liabilities	47.3	47.5
Commitments and Contingencies (Note 9)

Stockholders’ Equity
Common stock - unlimited shares authorized; 100 shares issued in 2010 and 2009 (Note 10)	—	—
Additional paid-in capital	204.6	204.6
Retained earnings	12.2	12.5
Accumulated other comprehensive loss	(15.5)	(24.9)

Total stockholders’ equity	201.3	192.2

Total liabilities and stockholders’ equity	$248.6	$239.7

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except share data, expressed in US Dollars)

					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Foreign Currency Translation	Benefit Plan Liabilities	Total
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Balance at January 1, 2008	100	$—	$204.6	$5.2	$(2.5)	$(3.9)	$203.4
Net income	—	—	—	18.5	—	—	18.5
Foreign currency translation	—	—	—	—	(43.3)	—	(43.3)
Changes in unrecognized benefit costs (net of tax provision of $1.3)	—	—	—	—	—	0.7	0.7

Balance at December 31, 2008	100	$—	$204.6	$23.7	$(45.8)	$(3.2)	$179.3
Net loss	—	—	—	(11.2)	—	—	(11.2)
Foreign currency translation	—	—	—	—	28.4	—	28.4
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	(4.3)	(4.3)

Balance at December 31, 2009	100	$—	$204.6	$12.5	$(17.4)	$(7.5)	$192.2
Net loss	—	—	—	(0.3)	—	—	(0.3)
Foreign currency translation	—	—	—	—	10.1	—	10.1
Changes in unrecognized benefit costs (net of tax benefit of $0.7)	—	—	—	—	—	(0.7)	(0.7)

Balance at December 31, 2010	100	$—	$204.6	$12.2	$(7.3)	$(8.2)	$201.3

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”) conducts materials distribution operations in Canada. Unless the context indicates otherwise, Ryerson Canada, together with its subsidiaries, is collectively referred to herein as “we,” “us,” “our,” or the “Company.” Ryerson Canada is a wholly-owned subsidiary of Ryerson Inc. (“Ryerson”), a U.S. Company. Ryerson, a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”).

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Upon the closing of the Platinum Acquisition, Ryerson, including Ryerson Canada, became wholly-owned direct and indirect subsidiaries of Ryerson Holding. Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC.

Fiscal Year. Prior to 2008, the Company reported results of operations based on a fiscal year ending on the last Friday in December. In 2008, the Company amended its bylaws to make its fiscal year end December 31 consistent with Ryerson. All periods presented had a fiscal year end of December 31. Fiscal year 2007 ended on December 28, resulting in fiscal year 2008 including three additional days. The use of the different fiscal period for the Company did not have a material impact on the Company’s results of operations.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2010 or 2009.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2010 presentation.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and sets credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $7.2 million, $5.0 million, and $8.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheet, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment. Pensions are funded in accordance with the requirements of the Ontario Pension Benefits Act into a trust established for the Ryerson Canada Pension Plans. Costs for retired employee medical benefits are funded when claims are submitted. Certain employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified were zero at December 31, 2010 and 2009, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. The Company uses the weighted-average cost method for valuing inventories.

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2010.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Foreign Currency. The Company translates its assets and liabilities, for which the functional currency is the Canadian dollar, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $4.0 million exchange loss, $13.3 million exchange loss, and $0.1 million exchange gain for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for interim and annual periods beginning after December 15, 2010. We adopted the requirements within ASU 2010-6 as of January 1, 2010, except for the Level 3 reconciliation disclosures which will be adopted as of January 1, 2011. The adoption did not have an impact on our financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU updates ASC Topic 350, “Intangibles—Goodwill and Other,” to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not have any reporting units with zero or negative carrying amounts as of December 31, 2010. We will adopt this guidance prospectively beginning January 1, 2011.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We will adopt this guidance prospectively beginning January 1, 2011. It is not expected to have a significant impact on the Company.

Note 2: Inventories

Inventories were classified on December 31 as follows:

	At December 31,
	2010	2009
	(In millions)
In process and finished products	$60.3	$55.6

Substantially all of our inventories consist of finished products.

Note 3: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	At December 31,
	2010	2009
	(In millions)
Land and land improvements	$10.4	$10.3
Buildings and leasehold improvements	14.2	14.0
Machinery, equipment and other	24.3	17.8
Construction in progress	—	1.5

Total	48.9	43.6
Less: Accumulated depreciation	(5.7)	(3.6)

Net property, plant and equipment	$43.2	$40.0

Note 4: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2010 and 2009:

	At December 31, 2010			At December 31, 2009
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In millions)
Customer relationships	$1.4	$(0.3)	$1.1	$1.3	$(0.2)	$1.1

Amortization expense related to intangible assets for the years ended December 31, 2010, 2009 and 2008 was $0.1 million, $0.1 million and $0.1 million, respectively.

Other intangible assets are amortized over a period of 13 years. Estimated amortization expense related to intangible assets at December 31, 2010, for each of the years in the five year period ending December 31, 2015 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended December 31, 2011	$0.1
For the year ended December 31, 2012	0.1
For the year ended December 31, 2013	0.1
For the year ended December 31, 2014	0.1
For the year ended December 31, 2015	0.1
For the years ended thereafter	0.6

Note 5: Goodwill

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009:

Carrying Amount
(In millions)
Balance at January 1, 2009	$5.7
Changes due to foreign currency translation	0.9

Balance at December 31, 2009	$6.6
Changes due to foreign currency translation	0.5

Balance at December 31, 2010	$7.1

The goodwill balance of $5.7 million at January 1, 2009 resulted entirely from the Platinum Acquisition.

Note 6: Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2009 and 2008. There were no restructuring activities for the year ended December 31, 2010.

Employee Related Costs
(In millions)
Balance at January 1, 2008	$1.5
Adjustment to exit plan liability	0.3
Cash payments	(1.4)

Balance at December 31, 2008	$0.4
Adjustment to exit plan liability	(0.1)
Cash payments	(0.3)

Balance at December 31, 2009	$—

2009

During 2009, the Company paid $0.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.1 million reduction in the exit plan liability assumed in the acquisition due to lower employee severance costs than anticipated in the initial restructuring plan.

2008

During 2008, the Company paid $1.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million increase to the exit plan liability assumed in the acquisition due to 8 more employee terminations than anticipated in the initial restructuring plan.

Note 7: Long-Term Debt / Related Party Long-Term Debt

Long-term debt consisted of the following at December 31:

	At December 31,
	2010	2009
	(In millions)
Ryerson Credit Facility	$—	$—
Related Party Long-term Debt	—	10.0

Total long-term debt	$—	$10.0

As of December 31, 2010, there are no principal payments required to be made on debt during the next five fiscal years or thereafter.

Ryerson Credit Facility

On October 19, 2007, Merger Sub, together with certain of its affiliates including Ryerson Canada, entered into the Ryerson Credit Facility a $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012 which has since been amended to the earliest of (a) March 14, 2016, (b) the date that occurs 90 days prior to the scheduled maturity date of the Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”), if the 2014 Notes are then outstanding and (c) the date that occurs 90 days prior to the scheduled maturity date of the 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, with the 2014 Notes, the “Ryerson Notes”), if the 2015 Notes are then outstanding. The total $1.35 billion revolving credit facility has an allocation of $1.2 billion to Ryerson’s affiliates in the United States and an allocation of $150 million to Ryerson Canada.

At December 31, 2010, the Company had no outstanding borrowings, no letters of credit issued and $81.9 million available under its $150 million allocated portion of the $1.35 billion Ryerson Credit Facility compared to no outstanding borrowings, no letters of credit issued and $63.3 million available at December 31, 2009. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of the borrower.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $150 million agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson Canada.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson Canada with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson Holding. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Related Party Long-Term Debt

On November 21, 2000, the Company borrowed $15 million from a subsidiary of Ryerson. The Note bears interest at a rate of 7.5% per annum. The Note had an initial term of one year and automatically renewed for an additional one year term each year upon maturity. At December 31, 2009, the balance outstanding was $10.0 million. Ryerson Canada paid the balance in full in June 2010.

Note 8: Employee Benefits

The Company accounts for its pension and postretirement plans in accordance with FASB ASC 715, “Compensation – Retirement Benefits” (“ASC 715”). In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

For the years ended December 31, 2010, 2009, and 2008, expense recognized for the Company’s defined contribution plan was $1.1 million, $1.0 million, and $0.7 million, respectively.

In February and December 2009, the Company amended the terms of two of our post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions met the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of $2.0 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $3.7 million and $4.0 million at December 31, 2010 and 2009, respectively.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Year Ended December 31,
	2010	2009	2008
Discount rate for calculating obligations	5.25%	5.75%	7.50%
Discount rate for calculating net periodic benefit cost	5.75	7.50	5.50
Expected rate of return on plan assets	7.00	7.00	7.00
Rate of compensation increase	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2011.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Year Ended December 31,
	2010	2009	2008
Discount rate for calculating obligations	5.25%	5.75%	7.50%
Discount rate for calculating net periodic benefit cost	5.75	7.50	5.50
Rate of compensation increase	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$49	$35	$15	$14
Service cost	1	1	—	—
Interest cost	3	3	1	1
Actuarial (gain) loss	2	7	1	1
Curtailment gain	—	—	—	(2)
Effect of changes in exchange rates	3	6	1	2
Benefits paid (net of participant contributions)	(3)	(3)	(1)	(1)

Benefit obligation at end of period	$55	$49	$17	$15

Accumulated benefit obligation at end of period	$50	$46	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$46	$35	$—	$—
Actual return (loss) on plan assets	5	7	—	—
Employer contributions	1	1	1	1
Effect of changes in exchange rates	2	6	—	—
Benefits paid (net of participant contributions)	(3)	(3)	(1)	(1)

Plan assets at fair value at end of period	$51	$46	$—	$—

Reconciliation of Amount Recognized
Funded status	$(4)	$(3)	$(17)	$(15)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(1)	$(1)
Noncurrent liabilities	(4)	(3)	(16)	(14)

Net benefit liability at the end of the period	$(4)	$(3)	$(17)	$(15)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2010 and 2009 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$13	$12	$(1)	$(2)

Net actuarial losses of $0.5 million for pension benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss	$—	$3	$1	$1

For measurement purposes for Canadian plans at December 31, 2010, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain.

The components of the Company’s net periodic benefit cost for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
	(In millions)
Components of net periodic benefit cost
Service cost	$1	$1	$1	$—	$—	$—
Interest cost	3	3	2	1	1	1
Expected return on assets	(3)	(3)	(3)	—	—	—
Curtailment gain	—	—	—	—	(2)	—

Net periodic benefit cost	$1	$1	$—	$1	$(1)	$1

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2010, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	2.2	(1.8)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.0% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2010 and 2009, by asset category are as follows:

	Trust Assets at December 31,
	2010	2009
Equity securities	61.5%	61.0%
Debt securities	38.5	39.0

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal Ryerson management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; and real estate. Ryerson management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations.

The approved target allocations as of the December 31, 2010 and 2009 measurement dates were as follows:

	At December 31,
	2010	2009
Equity securities	60%	60%
Debt securities	40	40

Total	100%	100%

The fair value of Ryerson’s pension plan assets at December 31, 2010 by asset category are as follows. See Note 14 for the definitions of Level 1, 2, and 3 fair value measurements.

	Fair Value Measurements at December 31, 2010
Asset Category	Total	Level 1	Level 2	Level 3
			(In millions)
Cash	$—	$—	$—	$—
Equity securities:
Canadian large cap	14.7	14.7	—	—
Canadian small cap	1.2	1.2	—	—
International large cap	6.7	6.7	—	—
International small/mid cap	1.1	1.1	—	—
Other International companies	7.5	7.5	—	—
Fixed income securities:
Investment grade debt	19.5	19.5	—	—
Non-investment grade debt	—	—	—	—

Total	$50.7	$50.7	$—	$—

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

	Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
			(In millions)
Cash	$0.3	$0.3	$—	$—
Equity securities:
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
International large cap	5.9	5.9	—	—
International small/mid cap	0.9	0.9	—	—
Other International companies	6.9	6.9	—	—
Fixed income securities:
Investment grade debt	17.8	17.8	—	—
Non-investment grade debt	0.1	0.1	—	—

Total	$45.9	$45.9	$—	$—

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

Contributions

The Company contributed $0.8 million, $1.3 million and $1.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, to improve the funded status of the pension plans. At December 31, 2010, the Company anticipates that it will have a minimum required pension contribution funding of approximately $0.7 million in 2011.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2011	$3.1	$0.9
2012	3.2	0.9
2013	3.2	0.9
2014	3.1	1.0
2015	3.1	1.0
2016-2020	14.1	7.2

Note 9: Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancelable operating leases expiring in various years through 2025. Future minimum rental commitments for operating leases are estimated to total $52.0 million, including approximately $5.5 million in 2011, $5.0 million in 2012, $4.3 million in 2013, $4.2 million in 2014, $4.2 million in 2015 and $28.8 million thereafter.

Rental expense under operating leases totaled $6.5 million, $5.0 million and $6.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

To fulfill contractual requirements for certain customers in 2010, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2011 aggregated to $2.2 million at December 31, 2010.

The Company has pledged as collateral on a senior secured basis 65% of its capital stock or other equity interests in connection with Ryerson debt outstanding at December 31, 2010. The Company has pledged as collateral on a second-priority basis by a lien the assets that secure Ryerson obligations under the revolving Ryerson Credit Facility.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2010 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, notes receivable, and accounts payable. In the case of cash, accounts receivable, notes receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, derivative financial instruments, and trade accounts receivable. As of December 31, 2010, the Company has all of its outstanding cash with two major financial institutions. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

Approximately 19% of our total labor force is covered by collective bargaining agreements. There are no collective bargaining agreements that will expire in fiscal 2011. We believe that our overall relationship with the Company employees is good.

Note 10: Stockholders’ Equity

Ryerson Canada is a wholly-owned subsidiary of Ryerson Inc. As of December 31, 2010, the Company had 100 shares of common stock issued and outstanding with no par value. The common stock of the Company does not contain any conversion or unusual voting rights.

Note 11: Comprehensive Income

The following sets forth the components of comprehensive income:

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Net income (loss)	$(0.3)	$(11.2)	$18.5
Other comprehensive income (loss):
Foreign currency translation adjustments	10.1	28.4	(43.3)
Changes in unrecognized benefit costs, net of tax benefit of $0.7 in 2010, tax benefit of $1.8 in 2009, and tax provision of $1.3 in 2008	(0.7)	(4.3)	0.7

Comprehensive income (loss)	$9.1	$(12.9)	$(24.1)

Note 12: Related Parties

The Company loaned a subsidiary of Ryerson $30.0 million on December 27, 2007 with a term of 60 days. Interest income accrued on a straight-line basis at a rate of 6.5% per annum. The loan was repaid in February 2008. The Company loaned a subsidiary of Ryerson $70.0 million on March 30, 2009, $80.0 million on June 29, 2009 and $90.0 million on September 29, 2009, with terms of 46 days, 40 days and 38 days, respectively. All amounts were repaid on the maturity dates. Interest income accrued on a straight-line basis at a rate of 9.0% per annum for all 2009 loans. The Company loaned a subsidiary of Ryerson $35.0 million on July 8, 2010 with a repayment date of December 31, 2011. Interest income is accrued on a straight-line basis at a rate of 8.0% per annum.

At December 31, 2010 and 2009, the Company had a $0.8 million related party receivable and a $0.2 million related party payable, respectively, primarily for general services. The Company pays Ryerson an annual management fee. The management fee was $2.9 million in 2010, $3.7 million in 2009 and $4.6 million in 2008. The Company also purchases some inventory from Ryerson. Purchases were $6.5 million in 2010, $4.1 million in 2009 and $14.1 million in 2008.

Note 13: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Year Ended December 31,
Product Line	2010	2009	2008
	(Percentage of Sales)
Stainless	43%	41%	39%
Aluminum	28	31	29
Carbon flat rolled	14	13	9
Carbon plate, bars, tubing and structurals	9	5	7
Other	6	10	16

Total	100%	100%	100%

No customer accounted for more than 5 percent of Company sales for the years ended December 31, 2010, 2009 and 2008. Substantially all of the Company’s sales are made to Canadian customers.

Note 14: Derivatives and Fair Value of Financial Instruments

Derivatives

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency risk and commodity price risk. We use foreign currency exchange contracts to hedge our variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The Company regularly reviews the creditworthiness of its derivative counterparties and does not expect to incur a significant loss from the failure of any counterparties to perform under any agreements.

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2010 and 2009:

	Asset Derivatives				Liability Derivatives
	December 31, 2010		December 31, 2009		December 31, 2010		December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815
Foreign exchange contracts	N/A	$—	N/A	$—	Other accrued liabilities	$0.3	Other noncurrent liabilities	$0.1
Commodity contracts	Related party receivable	0.2	Related party payable	0.5	N/A	—	N/A	—

Total derivatives		$0.2		$0.5		$0.3		$0.1

As of December 31, 2010 and 2009, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $7.1 million and $15.9 million, respectively. As of December 31, 2010 and 2009, the Company had 14 and 301 tons, respectively, of nickel futures or option contracts related to forecasted purchases. The Company entered into a hot roll steel coil option contract in 2010 related to forecasted purchases, which had a notional amount of 2,325 tons as of December 31, 2010. The company entered into an aluminum price swap in 2010 related to forecasted purchases, which had a notional amount of 64 tons as of December 31, 2010.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2010, 2009 and 2008:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Year Ended December 31,
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	2010	2009	2008
		(In millions)
Foreign exchange contracts	Other income and (expense), net	$(0.3)	$(0.3)	$0.4

Commodity contracts	Cost of materials sold	(0.5)	2.9	(2.5)

Total		$(0.8)	$2.6	$(2.1)

Fair Value of Financial Instruments

As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures for nonfinancial assets and liabilities. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2010:

	At December 31, 2010
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$18.1	$—	$—

Mark-to-market derivatives:
Commodity contracts	$—	$0.2	$—

Liabilities
Mark-to-market derivatives:
Foreign exchange contracts	$—	$0.3	$—

The fair value of each derivative contract is determined using Level 2 inputs and the market approach valuation technique, as described in ASC 820. The Company has various commodity derivatives to lock in nickel prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the London Metals Exchange for nickel on the valuation date. The Company also has commodity derivatives to lock in hot roll coil and aluminum prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the New York Mercantile Exchange for the commodity on the valuation date. In addition, the Company has numerous foreign exchange contracts to hedge our variability in cash flows from the forecasted payment of currencies other than the functional currency, the Canadian dollar. The Company defines the fair value of foreign exchange contracts as the amount of the difference between the contracted and current market value at the end of the period. The Company estimates the current market value of foreign exchange contracts by obtaining month-end market quotes of foreign exchange rates and forward rates for contracts with similar terms. The Company uses the exchange rates provided by Reuters. Each contract term varies in the number of months, but on average is between 3 to 12 months in length.

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2010 and 2009 were as follows:

	At December 31, 2010		At December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$32.1	$32.1	$84.2	$84.2
Receivables less provision for allowances, claims and doubtful accounts	61.3	61.3	39.4	39.4
Related party note receivable	35.0	35.0	—	—
Accounts payable	16.5	16.5	11.3	11.3
Related party debt	—	—	10.0	10.0

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts, related party note receivable, accounts payable, and related party debt approximate their carrying amounts due to the short-term nature of these financial instruments.

Note 15: Income Taxes

The elements of the provision for income taxes were as follows:

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Income (loss) before income tax	$(0.2)	$(12.6)	$27.9

Current income taxes (benefit):
Canadian	$0.3	$(2.3)	$9.1
Deferred income taxes
Canadian	(0.2)	0.9	0.3

Total income tax provision (benefit)	$0.1	$(1.4)	$9.4

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Statutory Canadian federal and provincial income taxes	$(0.1)	$(4.0)	$9.0
Non-deductible expenses	0.2	1.9	0.2
All other, net	—	0.7	0.2

Total income tax provision (benefit)	$0.1	$(1.4)	$9.4

As of December 31, 2010 and 2009, the Company has recorded a $0.7 million income tax payable and $4.0 million income tax receivable, respectively.

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes” (“ASC 740”) were as follows:

	At December 31,
	2010	2009
	(In millions)
Deferred tax assets:
Post-retirement benefits other than pensions	$4.5	$5.9
Pension benefits	2.0	1.0
Bad debt allowances	0.2	0.2
Inventory basis differences	0.3	0.2
Capital loss carryforward	0.8	1.8
Other deductible temporary differences	1.2	0.8

	$9.0	$9.9

Deferred tax liabilities:
Fixed asset basis difference	$5.2	$6.1
Other temporary differences	—	0.4

	5.2	6.5

Net deferred tax asset	$3.8	$3.4

Effective January 1, 2007, the Company adopted the provisions of ASC 740 relating to the accounting for uncertainty in income taxes. These provisions clarify the accounting for uncertainty in income taxes to be recognized in an enterprise’s financial statements and prescribe a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has concluded that there are no significant uncertain tax positions requiring recognition in our financial statements.

The Company’s tax years ended December 31, 2007 through 2010 remain subject to examination by Canadian federal and provincial tax jurisdictions as of December 31, 2010.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the financial statements as an interest expense.

Note 16: Subsequent Events

On March 14, 2011, Ryerson entered into an amended and restated Ryerson Credit Facility, effective immediately. The Ryerson Credit Facility, among other things consists of $1.35 billion in commitments from the lenders and extends the maturity date to the earlier of (a) March 11, 2016, (b) the date that occurs 90 days prior to the scheduled maturity date of the 2014 Notes if such notes are then outstanding and (c) the date that occurs 90 days prior to the scheduled maturity date of the 2015 Notes if such notes are then outstanding. The total $1.35 billion revolving credit facility has an allocation of $1,215 million to Ryerson’s affiliates in the United States and an allocation of $135 million to Ryerson Canada. Pricing under the Ryerson Credit Facility was also adjusted to reflect current market conditions. Pricing is not materially different from our original Ryerson Credit Facility.